82-5204

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 JUL 15 12:10

02042640

SUPPL

With compliments

New GKN PLC

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

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Announcement date for GKN Interim Results

GKN's interim results for 2002 together with the 2002 interim dividend will be announced on Thursday, 8 August 2002.

G. Denham
Company Secretary

5 July 2002